UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                   TIVO INC.


                    Common Stock, $.001 par value per share
                  ------------------------------------------
                        (Title of class of securities)


                                   888706108
                             --------------------
                                (CUSIP number)


         Lawrence P. Tu, Executive Vice President and General Counsel,
                      National Broadcasting Company, Inc.
                   30 Rockefeller Plaza, New York, NY 10012,
                                (212) 664-7024
 -------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                August 28, 2002
 -------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)





CUSIP NO. 888706108

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                                  National Broadcasting Company, Inc.
                       14-1682529
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [_]
                                                                       (b) [X]
-------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:

                         WC

-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                                  Delaware

-------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:
        SHARES
     BENEFICIALLY                 4,009,974
       OWNED BY
         EACH            ------------------------------------------------------
      REPORTING          8    SHARED VOTING POWER:
     PERSON WITH
                                  -0-
-------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER:

                                  4,009,974

-------------------------------------------------------------------------------
     10        SHARED DISPOSITIVE POWER:

                                  -0-
-------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

                                                4,009,974
-------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                   [_]

-------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                             6.6%*

-------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:

                                             CO

-------------------------------------------------------------------------------



    * Based on 57,671,966 shares of Common Stock outstanding as of December 6, 2002 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2001 filed on December 16, 2002.

CUSIP NO. 888706108

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                    National Broadcasting Company Holding, Inc.
                    13-3448662
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [_]

                                                                       (b) [X]
-------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:

                                  Not applicable

-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                                  Delaware

-------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:
        SHARES
     BENEFICIALLY                 Disclaimed (see 11 below)
       OWNED BY          ------------------------------------------------------
         EACH            8    SHARED VOTING POWER:
      REPORTING
     PERSON WITH                  -0-
-------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER:

                                  Disclaimed (see 11 below)
-------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:

                                  -0-
-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

               Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                 [_]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                          Not applicable (see 11 above)

-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:

                                  CO

-------------------------------------------------------------------------------

CUSIP NO. 888706108

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

               General Electric Company
               14-0689340
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                       (a) [_]
                                                                       (b) [X]
-------------------------------------------------------------------------------
      3        SEC USE ONLY

------------------------------------- -----------------------------------------
      4        SOURCE OF FUNDS:

                         Not applicable

-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                                  Delaware

-------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:
        SHARES
     BENEFICIALLY                 Disclaimed (see 11 below)
       OWNED BY
         EACH            ------------------------------------------------------
      REPORTING          8    SHARED VOTING POWER:
     PERSON WITH
                                  -0-
-------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER:

                                  Disclaimed (see 11 below)
-------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER:

                                  -0-
-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
               Beneficial ownership of all shares disclaimed by General Electric Company

-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                         [_]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                          Not applicable (see 11 above)

-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:

                                  CO

-------------------------------------------------------------------------------



            This Schedule 13D/A amends the Schedule 13D filed on March 21, 2002 (the "Schedule 13D"), which relates to shares of Common Stock, par value $0.001 per share, of TiVo, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meaning attributed to them in the
Schedule 13D.


Item 2.       Identity and Background.

            Paragraph 3 of Item 2 is amended and restated in its entirety as follows:

            "As of the date hereof, the name, business address, principal occupation or employment, and citizenship of each director and executive officer of NBC, NBC Holding and GE, are set forth on Schedules A, B and C respectively, attached hereto."


Item 4.  Purpose of Transaction.


            Paragraph 7 of Item 4 is amended and restated in its entirety as follows:

         "The Notes are convertible at any time prior to maturity (August 15, 2006) into Common Stock, initially at a conversion price of $6.73 per share, subject to certain conversion price adjustments including an adjustment on August 23, 2002 if the price per share of the Common Stock is less than the conversion price. The Company may redeem some or all of the Notes, at any time before maturity, at a redemption price, in cash, of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The holder of the Notes may require the Company to repurchase the Notes, in cash at 110% of the principal amount of the Notes plus accrued and unpaid interest, upon certain changes of control and the delisting of the Common Stock."

Item 5.  Interest in Securities of the Issuer.

         The first paragraph of Item 5(a) is amended and restated in its entirety as follows:

         "The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. On August 28, 2002, the One Year Warrants and the Five Year Warrants expired pursuant to their terms. On October 8, 2002, the conversion price of the Notes was adjusted to $3.99 per share pursuant to the terms of the indenture governing the Notes, resulting in approximately 1,020,823 additional shares of Common Stock that may be issuable upon conversion of the Notes pursuant to the terms of the indenture governing the Notes. Accordingly, as of December 31, 2002, NBC beneficially owned in the aggregate 4,009,974 shares of the Common Stock of the Company (assuming the conversion of all of its Notes and the exercise of its Warrants), representing approximately 6.6% of the outstanding shares of the Company (based on the number of shares outstanding as of December 6, 2002 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2001 filed on December 16, 2002), after giving effect to the issuance of Common Stock by the Company to NBC pursuant to the Note and Warrant Purchase Agreement and assuming NBC's conversion of all of its Notes and Warrants."



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14, 2003


GENERAL ELECTRIC COMPANY


By: /s/ Robert E. Healing
    ---------------------------------
    Name:  Robert E. Healing
    Title: Attorney-in-Fact


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By: /s/ Elizabeth A. Newell
    ----------------------------------
    Name:  Elizabeth A. Newell
    Title: Assistant Secretary


NATIONAL BROADCASTING COMPANY, INC.


By: /s/ Elizabeth A. Newell
    ----------------------------------
    Name:  Elizabeth A. Newell
    Title: Assistant Secretary

                                                              SCHEDULE A

                                                  NATIONAL BROADCASTING COMPANY, INC.
                                                               DIRECTORS

J.I. Cash, Jr.                   Harvard Business School                     Professor of Business
                                 Morgan Hall                                 Administration-Graduate
                                 Soldiers Field Road                         School of Business
                                 Boston, MA 02163                            Administration, Harvard University

Dennis D. Dammerman              General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

A.M. Fudge                       General Electric Company                    Former Executive Vice
                                 3135 Easton Turnpike                        President, Kraft Foods, Inc.
                                 Fairfield, CT  06431

Jeffrey R. Immelt                General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company

A. Jung                          Avon Products                               Chairman and Chief Executive Officer,
                                 1345 Avenue of the Americas                 Avon Products, Inc.
                                 New York, NY  10105

A.G. Lafley                      The Proctor & Gamble Company                Chairman of the Board, President and
                                 1 Proctor & Gamble Plaza                    Chief Executive Officer, The
                                 Cincinnati, OH  45202-3315                  Proctor & Gamble Company

K.G. Langone                     Invemed Associates, Inc.                    Chairman, President and
                                 375 Park Avenue                             Chief Executive Officer,
                                 New York, NY  10152                         Invermed Associates, Inc.

R.S. Larsen                      Johnson & Johnson                           Former Chairman and Chief Executive
                                 100 Albany Street                           Officer
                                 Suite 200
                                 New Brunswick, NJ  08901

R.B. Lazarus                     Ogilvy & Mather Worldwide                   Chairman and Chief
                                 309 West 49th Street                        Executive Officer
                                 New York, NY  10019-7316

S. Nunn                          King & Spalding                             Partner, King & Spalding
                                 191 Peachtree Stsreet, N.E.
                                 Atlanta, Georgia 30303

R.S. Penske                      Penske Corporation                          Chairman of the Board
                                 2555 Telegraph Road                         and President,
                                 Bloomfield Hills, MI                        Penski Corporation
                                 48302-0954

G. L. Rogers                     General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company

A.C. Sigler                      Champion International                      Retired Chairman of the
                                 Corporation                                 Board and CEO and
                                 1 Champion Plaza                            Former Director,
                                 Stamford, CT  06921                         Champion International
                                                                             Corporation

R.J. Swieringa                   S.C. Johnson Graduate School                Anne and Elmer Lindseth Dean and
                                 Cornell University                          Professor of Accounting
                                 207 Sage Hall
                                 Ithaca, NY  14853-6201

D.A. Warner III                  J.P. Morgan Chase & Co.,                    Retired Chairman of the
                                 The Chase Manhattan Bank and                Board
                                 Morgan Guaranty Trust Co. of New York
                                 345 Park Avenue
                                 New York, NY 10154

Robert C. Wright                 National Broadcasting Company,Inc.          Vice Chairman of the Board and
                                 30 Rockefeller Plaza                        Executive Officer, General Electric
                                 New York, NY  10112                         Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.

Citizenship:
------------
A. Jung           Canada
All Others        U.S.A.

                                                  NATIONAL BROADCASTING COMPANY, INC
                                                          EXECUTIVE OFFICERS



NAME                             PRESENT BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                             ------------------------                    --------------------

J. R. Immelt                     General Electric Company                    Chairman of the Board
                                 3135 Easton Turnpike                        and Chief Executive
                                 Fairfield, CT  06431                        Officer, General Electric
                                                                             Company

R. C. Wright                     National Broadcasting Company, Inc.         Vice Chairman of the Board
                                 30 Rockefeller Plaza                        and Executive Officer,
                                 New York, NY  10112                         General Electric Company;
                                                                             Chairman and Chief
                                                                             Executive Officer, National
                                                                             Broadcasting Company, Inc.

M. Vachon                        National Broadcasting Company, Inc.         Executive Vice President/
                                 30 Rockefeller Plaza                        Chief Financial Officer/
                                 New York, NY  10112                         Treasurer

W. L. Bolster                    National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

R. B. Burgess                    National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

R. Cotton                        National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

D. Ebersol                       National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

J. W. Eck                        National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

R. A. Falco                      National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

B. W. Heineman, Jr.              General Electric Company                    Senior Vice President -
                                 3135 Easton Turnpike                        General Counsel and Secretary
                                 Fairfield, CT  06431                        General Electric Company

J. W. Ireland III                National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

S. Sassa                         National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

N. Shapiro                       National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY 10112

P. Thomas-Graham                 National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

L. Tu                            National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

E. Whelley                       National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

D. Zaslav                        National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

J. Zucker                        National Broadcasting Company, Inc.         Executive Vice President
                                 30 Rockefeller Plaza
                                 New York, NY  10112

Citizenship: U.S.A
------------

                                                              SCHEDULE B

                                              NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                                               DIRECTORS


NAME                             PRESENT BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                             ------------------------                    --------------------
J.I. Cash, Jr.                   Harvard Business School                     Professor of Business
                                 Morgan Hall                                 Administration-Graduate
                                 Soldiers Field Road                         School of Business
                                 Boston, MA 02163                            Administration, Harvard University

Dennis D. Dammerman              General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

A.M. Fudge                       General Electric Company                    Former Executive Vice
                                 3135 Easton Turnpike                        President, Kraft Foods, Inc.
                                 Fairfield, CT  06431

Jeffrey R. Immelt                General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company

A. Jung                          Avon Products                               Chairman and Chief Executive Officer,
                                 1345 Avenue of the Americas                 Avon Products, Inc.
                                 New York, NY  10105
A.G. Lafley                      The Proctor & Gamble Company                Chairman of the Board, President and
                                 1 Proctor & Gamble Plaza                    Chief Executive Officer, The
                                 Cincinnati, OH  45202-3315                  Proctor & Gamble Company

K.G. Langone                     Invemed Associates, Inc.                    Chairman, President and
                                 375 Park Avenue                             Chief Executive Officer,
                                 New York, NY  10152                         Invermed Associates, Inc.

R.S. Larsen                      Johnson & Johnson                           Former Chairman and Chief Executive
                                 100 Albany Street                           Officer
                                 Suite 200
                                 New Brunswick, NJ  08901

R.B. Lazarus                     Ogilvy & Mather Worldwide                   Chairman and Chief
                                 309 West 49th Street                        Executive Officer
                                 New York, NY  10019-7316

S. Nunn                          King & Spalding                             Partner, King & Spalding
                                 191 Peachtree Stsreet, N.E.
                                 Atlanta, Georgia 30303

R.S. Penske                      Penske Corporation                          Chairman of the Board
                                 2555 Telegraph Road                         and President,
                                 Bloomfield Hills, MI                        Penski Corporation
                                 48302-0954

G. L. Rogers                     General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company

A.C. Sigler                      Champion International                      Retired Chairman of the
                                 Corporation                                 Board and CEO and
                                 1 Champion Plaza                            Former Director,
                                 Stamford, CT  06921                         Champion International
                                                                             Corporation

R.J. Swieringa                   S.C. Johnson Graduate School                Anne and Elmer Lindseth Dean and
                                 Cornell University                          Professor of Accounting
                                 207 Sage Hall
                                 Ithaca, NY  14853-6201

D.A. Warner III                  J.P. Morgan Chase & Co.,                    Retired Chairman of the
                                 The Chase Manhattan Bank and                Board
                                 Morgan Guaranty Trust Co. of New York
                                 345 Park Avenue
                                 New York, NY 10154

Robert C. Wright                 National Broadcasting Company,Inc.          Vice Chairman of the Board and
                                 30 Rockefeller Plaza                        Executive Officer, General Electric
                                 New York, NY  10112                         Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.

Citizenship:

A. Jung           Canada
All Others                 U.S.A.


                                              NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                                          EXECUTIVE OFFICERS


                                 PRESENT                                     PRESENT
NAME                             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                             ------------------------                    --------------------


Robert C. Wright                 National Broadcasting Company, Inc.         Chairman, Chief
                                 30 Rockefeller Plaza                        Executive Officer
                                 New York, NY 10112

Mark Vachon                      National Broadcasting Company, Inc.         Vice President,
                                 30 Rockefeller Plaza                        Treasurer
                                 New York, NY 10112

Todd Davis                       National Broadcasting Company, Inc.         Assistant Treasurer
                                 30 Rockefeller Plaza
                                 New York, NY 10112

Brian O'Leary                    National Broadcasting Company, Inc.         Assistant Treasurer
                                 30 Rockefeller Plaza
                                 New York, NY 10112

Benjamin W. Heineman, Jr.        General Electric Company                    Secretary
                                 3135 Easton Turnpike
                                 Fairfield, CT 06431

Eliza Fraser                     General Electric Company                    Assistant Secretary
                                 3135 Easton Turnpike
                                 Fairfield, CT 06431

Elizabeth Newell                 National Broadcasting Company, Inc.         Assistant Secretary
                                 30 Rockefeller Plaza
                                 New York, NY 10112



                                                              SCHEDULE C

                                                       GENERAL ELECTRIC COMPANY
                                                               DIRECTORS

NAME                             PRESENT BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                             ------------------------                    --------------------

J.I. Cash, Jr.                   Harvard Business School                     Professor of Business
                                 Morgan Hall                                 Administration-Graduate
                                 Soldiers Field Road                         School of Business
                                 Boston, MA 02163                            Administration, Harvard University

Dennis D. Dammerman              General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

A.M. Fudge                       General Electric Company                    Former Executive Vice
                                 3135 Easton Turnpike                        President, Kraft Foods, Inc.
                                 Fairfield, CT  06431

C.X. Gonzalez                    Kimberly-Clark de Mexico,                   Chairman of the Board and Chief
                                 S.A. de C.V.                                Executive Officer, Kimberly-Clark de
                                 Jose Luis Lagrange 103,                     Mexico, S.A. de C.V.
                                 Tercero Piso
                                 Colonia Los Morales
                                 Mexico, D.F. 11501, Mexico

Jeffrey R. Immelt                General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company

A. Jung                          Avon Products                               Chairman and Chief Executive Officer,
                                 1345 Avenue of the Americas                 Avon Products, Inc.
                                 New York, NY  10105

A.G. Lafley                      The Proctor & Gamble Company                Chairman of the Board, President and
                                 1 Proctor & Gamble Plaza                    Chief Executive Officer, The
                                 Cincinnati, OH  45202-3315                  Proctor & Gamble Company

K.G. Langone                     Invemed Associates, Inc.                    Chairman, President and
                                 375 Park Avenue                             Chief Executive Officer,
                                 New York, NY  10152                         Invermed Associates, Inc.

R.S. Larsen                      Johnson & Johnson                           Former Chairman and Chief Executive
                                 100 Albany Street                           Officer
                                 Suite 200
                                 New Brunswick, NJ  08901

R.B. Lazarus                     Ogilvy & Mather Worldwide                   Chairman and Chief
                                 309 West 49th Street                        Executive Officer
                                 New York, NY  10019-7316

S. Nunn                          King & Spalding                             Partner, King & Spalding
                                 191 Peachtree Stsreet, N.E.
                                 Atlanta, Georgia 30303

R.S. Penske                      Penske Corporation                          Chairman of the Board
                                 2555 Telegraph Road                         and President,
                                 Bloomfield Hills, MI                        Penski Corporation
                                 48302-0954

G. L. Rogers                     General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer, General Electric
                                 Fairfield, CT  06431                        Company

A.C. Sigler                      Champion International                      Retired Chairman of the
                                 Corporation                                 Board and CEO and
                                 1 Champion Plaza                            Former Director,
                                 Stamford, CT  06921                         Champion International
                                                                             Corporation

R.J. Swieringa                   S.C. Johnson Graduate School                Anne and Elmer Lindseth Dean and
                                 Cornell University                          Professor of Accounting
                                 207 Sage Hall
                                 Ithaca, NY  14853-6201

D.A. Warner III                  J.P. Morgan Chase & Co.,                    Retired Chairman of the
                                 The Chase Manhattan Bank and                Board
                                 Morgan Guaranty Trust Co. of New York
                                 345 Park Avenue
                                 New York, NY 10154

Robert C. Wright                 National Broadcasting Company,Inc.          Vice Chairman of the Board and
                                 30 Rockefeller Plaza                        Executive Officer, General Electric
                                 New York, NY  10112                         Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.

Citizenship:
------------
C.X. Gonzalez     Mexico
A. Jung           Canada
All Others        U.S.A.

                                                       GENERAL ELECTRIC COMPANY
                                                          EXECUTIVE OFFICERS


NAME                             PRESENT BUSINESS ADDRESS                    PRINCIPAL OCCUPATION
----                             ------------------------                    --------------------

J.R. Immelt                      General Electric Company                    Chairman of the Board and Chief
                                 3135 Easton Turnpike                        Executive Officer
                                 Fairfield, CT  06431

P.D. Ameen                       General Electric Company                    Vice President and Controller
                                 3135 Easton Turnpike
                                 Fairfield, CT  06431

C.T. Begley                      General Electric Company                    Vice President - GE Transportation
                                 2901 East Lake Road                         Systems
                                 Erie, PA  16531

D.C. Calhoun                     General Electric Company                    Senior Vice President
                                 1 Neumann Way                               GE Aircraft Engines
                                 Cincinnati, OH  05215

J.P. Campbell                    General Electric Company                    Senior Vice President
                                 Appliance Park                              GE Consumer Products
                                 Louisville, KY  40225

W.J. Conaty                      General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Human Resources
                                 Fairfield, CT  06431

D.D. Dammerman                   General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer.
                                 Fairfield, CT  06431                        General Electric Company;
                                                                             Chairman, General Electric Capital
                                                                             Services, Inc.

S.C. Donnelly                    General Electric Company                    Senior Vice President
                                 One Research Circle                         Corporate Research and
                                 Niskayuna 12309                             Development

M.D. Fraizer                     General Electric Company                    Senior Vice President
                                 6620 W. Broad Street                        GE Insurance
                                 Richmond, VA  23230

Y. Fujimori                      General Electric Company                    Senior Vice President
                                 21 Mita 1-chome                             GE Asia
                                 Meguro-ku 3rd Floor Alto
                                 Tokyo, Japan  153-0062

A.H. Harper                      General Electric Company                    Senior Vice President
                                 260 Long Ridge Road                         GE Equipment Management
                                 Stamford, CT  06927

B.W. Heinemann, Jr.              General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        General Counsel and
                                 Fairfield, CT  06431                        Secretary

J.M. Hogan                       General Electric Company                    Senior Vice President
                                 P.O. Box 414                                GE Medical Systems
                                 Milwauke, WI  53201

R.A. Jeffe                       General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Corporate Business
                                 Fairfield, CT  06431                        Development

J. Krenicki, Jr.                 General Electric Company                    Senior Vice President
                                 1 Plastics Avenue                           GE Plastics
                                 Pittsfield, MA  01201

M.A. Neal                        General Electric Company                    Senior Vice President
                                 260 Long Ridge Road                         GE Commercial Finance
                                 Stamford, CT  06927

D.R. Nissen                      General Electric Company                    Senior Vice President
                                 201 High Ridge Road                         GE Consumer Finance
                                 Stamford, CT  06905-3417

J.A. Park                        General Electric Company                    Senior Vice President
                                 260 Long Ridge Road                         General Electric Company, Vice
                                 Stamford, CT  06927                         Chairman, GE Capital Corporation

R.R. Pressman                    General Electric Company                    Senior Vice President
                                 5200 Metcalf Avenue                         Employers Reinsurance Corporation
                                 Overland Park, KS  66201

G.M. Reiner                      General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Chief Information Officer
                                 Fairfield, CT  06431

J.G. Rice                        General Electric Company                    Senior Vice President
                                 4200 Wildwood Parkway                       GE Power Systems
                                 Atlanta, GA  30339

G. L. Rogers                     General Electric Company                    Vice Chairman of the Board and
                                 3135 Easton Turnpike                        Executive Officer
                                 Fairfield, CT  06431

K.S. Sherin                      General Electric Company                    Senior Vice President
                                 3135 Easton Turnpike                        Finance and Chief Financial Officer
                                 Fairfield, CT  06431
L.G. Trotter                     General Electric Company                    Senior Vice President
                                 41 Woodford Avenue                          GE Industrial Systems
                                 Plainville, CT   06062

W. A. Woodburn                   General Electric Company                    Senior Vice President
                                 187 Danbury Road                            GE Speciality Materials
                                 Wilton, CT  06897

Robert C. Wright                 National Broadcasting Company,Inc.          Vice Chairman of the Board and
                                 30 Rockefeller Plaza                        Executive Officer,
                                 New York, NY  10112                         General Electric Company;
                                                                             Chairman & Chief Executive Officer,
                                                                             National Broadcasting Company, Inc.

Citizenship:
------------
Yoshiaki Fujimori      Japan
All Others             U.S.A.